August 2, 2024

Douglas W. Chambers
Chief Financial Officer
United States Cellular Corporation
8410 West Bryn Mawr
Chicago, IL 60631

       Re: United States Cellular Corporation
           Preliminary Information Statement on Schedule 14C
           Filed July 16, 2024
           File No. 001-09712
Dear Douglas W. Chambers:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Mitchell Mick, Esq.